Exhibit 99.1

  No. 09/10

IAMGOLD FIRST QUARTER 2010 FINANCIAL RESULTS RELEASE CHANGED TO MAY 7, 2010

Toronto, Ontario, April 19, 2010 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that in order to avoid a scheduling conflict, first quarter financial results will be released before market opens on Friday, May 7, 2010.  The conference call to discuss first quarter highlights will be held at 10:00 am (Eastern Time) on the same day.

A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference call details are:

North America Toll-Free: 1-866-551-1530 or 1-212-401-6700
Passcode: 7140353#

A replay of this conference call will be available from 2:00 pm May 7 to June 7, 2010.  Access this replay by dialing:

North America Toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 262288#

For further information please contact:

IAMGOLD Corporation
Carol T. Banducci
Executive Vice President & Chief Financial Officer
Tel: 416 360 4710 Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.